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                                                                                Exhibit 12
KANSAS CITY POWER & LIGHT COMPANY

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

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                                   1997        1996        1995        1994        1993
                                                       (Thousands)
Net income                         $76,560    $108,171    $122,586    $104,775    $105,772

Add:
Taxes on income                      8,079      31,753      66,803      66,377      67,953
Kansas City earnings tax               392         558         958         524         495

 Total taxes on income               8,471      32,311      67,761      66,901      68,448

Interest on value of
 leased property                     8,309       8,301       8,269       6,732       7,273
Interest on long-term debt          60,298      53,939      52,184      43,962      50,118
Interest on short-term debt          1,382       1,251       1,189       1,170         750
Other interest expense
 and amortization                   12,843       4,840       3,112       4,128       4,113

 Total fixed charges                82,832      68,331      64,754      55,992      62,254

Earnings before taxes
 on income and fixed
 charges                          $167,863    $208,813    $255,101    $227,668    $236,474
Ratio of earnings to
 fixed charges                        2.03        3.06        3.94        4.07        3.80



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